Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

August 26, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated August 26, 2004 [English translation].

dlw 8/31

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

August 26, 2004
Sumitomo Corporation

To whom it may concern,

Re : Personnel Changes in Board Members, Executive Officers as of August 26

The personnel change in Board Members, Executive Officers has been resolved, at the ordinary meeting of the Board of Directors held today, as follows.

(As of August 26)

NAME	As of August 26	Current
Naoki Kuroda	Special Adviser	Director, Executive Vice President, General Manager of the Mineral Resources & Energy Business Unit
Michihisa Shinagawa	Managing Executive Officer, General Manager of the Mineral Resources & Energy Business Unit, and General Manager of the Energy Division No.1	Managing Executive Officer, Assistant General Manager of the Mineral Resources & Energy Business Unit, and General Manager of the Energy Division No.1

(Contact : Mitsuru Iba, General Manager,
Corporate Communications Department,03-5166-3089)